UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

MORGANS  HOTEL GROUP CO.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

61748W108
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 19 Pages
Exhibit Index: Page 17

SCHEDULE 13G

CUSIP No.: 61748W108	Page 2 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 1,450,421 (1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 1,450,421 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450,421 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.66% based on 31,098,025 shares outstanding as of December 11, 2009. (1)
12.	Type of Reporting Person: CO

(1) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 1,450,421 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 61748W108	Page 3 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 1,450,421 (1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 1,450,421 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450,421 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.66% based on 31,098,025 shares outstanding as of December 11, 2009. (1)
12.	Type of Reporting Person: OO

(1) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 1,450,421 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 61748W108	Page 4 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 799,591 (2)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 799,591 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 799,591 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.63% based on 30,447,195 shares outstanding as of December 11, 2009. (2)
12.	Type of Reporting Person: PN

(2) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 799,591 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 61748W108	Page 5 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 799,591 (2)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 799,591 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 799,591 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.63% based on 30,447,195 shares outstanding as of December 11, 2009. (2)
12.	Type of Reporting Person: OO

(2) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 799,591 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 61748W108	Page 6 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 650,830 (3)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 650,830 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,830 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.15% based on 30,298,434 shares outstanding as of December 11, 2009. (3)
12.	Type of Reporting Person: OO

(3) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 650,830 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 61748W108	Page 7 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 650,830 (3)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 650,830 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,830 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.15% based on 30,298,434 shares outstanding as of December 11, 2009. (3)
12.	Type of Reporting Person: OO

(3) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 650,830 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 61748W108	Page 8 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 650,830 (3)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 650,830 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,830 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.15% based on 30,298,434 shares outstanding as of December 11, 2009. (3)
12.	Type of Reporting Person: OO

(3) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 650,830 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 61748W108	Page 9 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 2,250,012 (4)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 2,250,012 (4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,012 (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.05% based on 31,897,616 shares outstanding as of December 11, 2009. (4)
12.	Type of Reporting Person: OO

(4) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 2,250,012 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 61748W108	Page 10 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 2,900,842 (5)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 2,900,842 (5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,900,842 (5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.91% based on 32,548,446 shares outstanding as of December 11, 2009. (5)
12.	Type of Reporting Person: IN

(5) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 2,900,842 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

Page 11 of 19 Pages

Item 1(a).	Name of Issuer:
Morgans Hotel Group Co. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
475 Tenth Avenue, New York, NY 10018
Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”);

ii) Harbinger Capital Partners LLC (“Harbinger LLC”);

iii)  Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”);

iv)  Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”);

v)  Credit Distressed Blue Line Master Fund, Ltd. (the “Blue Line Fund”);

vi) Harbinger Capital Partners II LP (“HCP II”);

vii) Harbinger Capital Partners II GP LLC (“HCP II GP”);

viii) Harbinger Holdings, LLC (“Harbinger Holdings”); and

ix) Philip Falcone (“Mr. Falcone”).

This Statement relates to Shares (as defined herein) held for the accounts of the Master Fund, the Special Fund and the Breakaway Fund.

Harbinger LLC serves as the investment manager and investment advisor to the Master Fund.  HCPSS serves as the general partner of the Special Fund.  HCP II serves as the investment manager to the Blue Line Fund.  HCP II GP serves as the general partner of HCP II.  Harbinger Holdings serves as the manager of Harbinger LLC, and the managing member of  HCPSS.  Mr. Falcone serves as the managing member of HCP II GP and Harbinger Holdings and the portfolio manager of the Master Fund, the Special Fund and the Blue Line Fund.  In such capacity, Harbinger Holdings and Mr. Falcone may be deemed to have voting and dispositive power over the Shares held for the Master Fund and the Special Fund.  Mr. Falcone may also be deemed to have voting and dispositive power over the Shares held for the Blue Line Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

                 The address of the principal business office of each of Harbinger LLC, the Special Fund, HCPSS, HCP II,  HCP II GP, Harbinger Holdings and Mr. Falcone is 450 Park Avenue, 30th Floor, New York, NY 10022.

Page 12 of 19 Pages

The address of the principal business office of each of the Master Fund and the Blue Line Fund is c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland.

Item 2(c).               Citizenship:

i)  The Master Fund is a Cayman Islands exempted company;

ii)  Harbinger LLC is a Delaware limited liability company;

iii)  The Special Fund is a Delaware limited partnership;

iv)  HCPSS is a Delaware limited liability company;

v)  The Blue Line Fund is a Cayman Islands exempted company;

vi)  HCP II is a Delaware limited partnership;

vii)  HCP II GP is a Delaware limited liability company;

viii)  Harbinger Holdings is a Delaware limited liability company; and

ix)  Mr. Falcone is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e).               CUSIP Number:

61748W108

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                          Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

Page 13 of 19 Pages

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Group in accordance with Rule 13d-1(b)(l)(ii)(K).

Item 4.                     Ownership:

Item 4(a)                 Amount Beneficially Owned:

As of December 31, 2009, Harbinger LLC may be deemed to be the beneficial owners of 1,450,421 Shares held for the account of the Master Fund; HCPSS may be deemed to be the beneficial owners of 799,591 Shares held for the account of the Special Fund; and HCP II and HCP II GP may be deemed to be the beneficial owners of 650,830 Shares held for the account of the Blue Line Fund.  These amounts consist of Shares that the Reporting Persons may be deemed to own upon conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

                                As of December 31, 2009, Harbinger Holdings may be deemed to be the beneficial owner of 2,250,012 Shares.  This amount consists of: (A) 1,450,421 Shares held for the account of the Master Fund; and (B) 799,591 Shares held for the account of the Special Fund.  These amounts consist of Shares that the Reporting Persons may be deemed to own upon conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

As of December 31, 2009, Mr. Falcone may be deemed to be the beneficial owner of 2,900,842 Shares.  This amount consists of: (A) 1,450,421 Shares held for the account of the Master Fund; (B) 799,591 Shares held for the account of the Special Fund; and (C) 650,830 Shares held for the account of the Blue Line Fund.  These amounts consist of Shares that the Reporting Persons may be deemed to own upon conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

Item 4(b)                 Percent of Class:
The number of Shares of which Harbinger LLC may be deemed to be the beneficial owner constitutes approximately 4.66% of the total number of Shares outstanding (based upon information provided by the Issuer in its Schedule 14A filed on December 28, 2009, there were 29,647,604 shares outstanding as of December 11, 2009.  Pursuant to Rule 13d- 3(d)(1)(i), 1,450,421 Shares which are entitled to be obtained upon the conversion of convertible bonds have been added to the Issuer’s number of Shares outstanding, therefore totaling 31,098,025, as the number of Shares outstanding).

The number of Shares of which HCPSS may be deemed to be the beneficial owner constitutes approximately 2.63% of the total number of Shares outstanding (based upon information provided by the Issuer in its Schedule 14A filed on December 28, 2009, there were 29,647,604 shares outstanding as of December 11, 2009.  Pursuant to Rule 13d- 3(d)(1)(i), 799,591 Shares which are entitled to be obtained upon the conversion of convertible bonds have been added to the Issuer’s number of Shares outstanding, therefore totaling 30,447,195, as the number of Shares outstanding).

The number of Shares of which each of HCP II and HCP II GP may be deemed to be the beneficial owner constitutes approximately 2.15% of the total number of Shares outstanding (based upon information provided by the Issuer in its Schedule 14A filed on December 28, 2009, there were 29,647,604 shares outstanding as of December 11, 2009.  Pursuant to Rule 13d- 3(d)(1)(i), 650,830 Shares which are entitled to be obtained upon the conversion of convertible bonds have been added to the Issuer’s number of Shares outstanding, therefore totaling 30,298,434, as the number of Shares outstanding).

The number of Shares of which Harbinger Holdings may be deemed to be the beneficial owner constitutes approximately 7.05% of the total number of Shares outstanding (based upon information provided by the Issuer in its Schedule 14A filed on December 28, 2009, there were 29,647,604 shares outstanding as of December 11, 2009.  Pursuant to Rule 13d- 3(d)(1)(i), 2,250,012 Shares which are entitled to be obtained upon the conversion of convertible bonds have been added to the Issuer’s number of Shares outstanding, therefore totaling 31,897,616, as the number of Shares outstanding).

The number of Shares of which Mr. Falcone may be deemed to be the beneficial owner constitutes approximately 8.91% of the total number of Shares outstanding (based upon information provided by the Issuer in its Schedule 14A filed on December 28, 2009, there were 29,647,604 shares outstanding as of December 11, 2009.  Pursuant to Rule 13d- 3(d)(1)(i), 2,900,842 Shares which are entitled to be obtained upon the conversion of convertible bonds have been added to the Issuer’s number of Shares outstanding, therefore totaling 32,548,446, as the number of Shares outstanding).

Item 4(c)                 Number of Shares of which such person has:

The Master Fund and Harbinger LLC:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,450,421
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,450,421

Page 14 of 19 Pages

The Special Fund and HCPSS:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	799,591
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	799,591

The Blue Line Fund, HCP II and HCP II GP:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	650,830
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	650,830

Harbinger Holdings:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,250,012
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,250,012

Mr. Falcone:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,900,842
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,900,842

Item 5.                     Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.                     Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                  Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

Page 15 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

	By:	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

	By:	HARBINGER CAPITAL PARTNERS SPECIAL
SITUATIONS GP, LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.

	By:	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Page 16 of 19 Pages

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	PHILIP FALCONE

	By:	/s/ Philip Falcone

Page 17 of 19 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 16, 2010 by and among the Reporting Persons…………………………………..	18

Page 18 of 19 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Morgans Hotel Group Co. dated as of February 16, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

	By:	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

	By:	HARBINGER CAPITAL PARTNERS SPECIAL
SITUATIONS GP, LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.

	By:	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Page 19 of 19 Pages

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 16, 2010	PHILIP FALCONE

	By:	/s/ Philip Falcone